Exhibit 99.17
Quest Rare Minerals Ltd.
DUNDEE SECURITIES INITIATES COVERAGE ON QUEST RARE
MINERALS LTD. — SETS A BUY RECOMMENDATION WITH A 12-
MONTH TARGET PRICE OF $8.88
Toronto, January 11, 2011 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to report that Dundee Securities Corporation initiated investment research coverage on the Corporation today. The author of the report, entitled “Canada’s Best Heavy Rare Earth Opportunity”, Mr. Rodney Cooper, Senior Analyst, Mining, initiated a BUY, Speculative Risk recommendation for QRM at a 12-month target price of $8.88. A full copy of the Dundee Analyst Report has been posted to the Quest Rare Minerals website homepage at http://www.questrareminerals.com/pdfs/QRM%20Initiating%20coverage.pdf for viewing.
In the report, Mr. Cooper wrote, “Quest has a compelling in-situ value exceeding C$18 billion, representing a C$274 in-situ value per share, the highest of any Canadian rare earth project. With a market capitalization of only C$0.021 per dollar of contained TREO value, Quest is truly undervalued compared to an average of C$0.14 per dollar contained TREO for 15 peer projects.” In addition, by assuming long-term price for a basket of total rare earth oxides (“TREO”), niobium, and zirconium of US$19.68/kg, US$25/kg, and US$3.77/kg, respectively, a Net Asset Value (at a 10% discount rate) of $701 million Canadian, or $11.11 per share was calculated. Mr. Cooper discounted the NAV by 30% to come up with his $8.88 minimum target price in his evaluation.
Other positive parameters for the project and Quest that the author has identified include:
COMPELLING ECONOMICS
The in-situ value exceeding C$18 billion, representing a C$274 in-situ value per share, based on:
•	a project net present value (January 2012) at a 10% discount rate, after taxes but pre-financing, USD 354 MILLION,

•	an after tax internal rate of return of 18%

•	Average annual after-tax cash flow is USD 162 MILLION

•	Payback is less than 4.1 years.
INVESTMENT UPSIDE / BLUE SKY
Quest is an opportunity for investors at the current level:
•	has a TREO value of US$274 per share and 156% higher than the average of only US$107 per share

•	undervalued compared to the sector in situ average for 15 peer projects of C$0.14 per dollar contained TREO vs Quest’s C$0.021 per dollar of contained TREO)

•	A revised resource estimate based on the 2010 drill program is expected to be released in February, which will update global resource data

•	The value of TREO at Strange Lake is US$16/kg based on 2009 prices, the third highest in the universe of 26 project compared to Strange Lake by Dundee Securities

•	Quest’s TREO value per share exceeds the two companies with projects that will be in production in 2011 and 2012, being Lynas Corporation (Mount Weld) at US$9 per share, and Molycorp (Mountain Pass) at US$99 per share.
“We appreciate the support shown by Dundee and by Mr. Cooper in the analysis of QRM as it vindicates what we have been communicating to the market from the very beginning in that Strange Lake should become a highly valuable, world-class rare earth resource in the future,” said Peter J. Cashin, Quest’s President & CEO.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. The Corporation is publicly listed on the TSX Venture Exchange as “QRM” and is led by a highly respected management and technical team with a proven mine finding track record. Quest is currently advancing several high potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position in excess of $51.0 million. This will be sufficient to advance the Corporations plans of completing a pre-feasibility study of the B-Zone REE deposit by 2011-2012 and to continue exploration on its other rare earth property interests.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. More particularly, this news release may contain forward-looking information concerning the Strange Lake B-Zone Rare Earth Element (REE) deposit held by Quest Rare Minerals Ltd. (“Quest”). This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest. Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. In particular, no assurance can be given with respect to the development by Quest of the Strange Lake B-Zone Rare Earth REE deposit. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released and Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.